Exemption number: 82 4639

02049975

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 12 September 2002

Number of pages (including this one): 1

SUPPL

Current report 57/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 21 August 2002 a change in share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company Kwarce S.A. with registered head office in Mikołajowice (a subsidiary of DSI S.A., which itself is a subsidiary of KGHM Polska Miedź S.A.)
The share capital of Kwarce S.A. was reduced by PLN 3 506 thousand through a reduction in the per-share nominal value from PLN 70 to PLN 50.
The means resulting from the decrease in the capital of PLN 389 thousand were used to cover the net loss and PLN 3 117 thousand was transferred to the reserve capital of the company.
The share capital of Kwarce S.A. after registration is PLN 8 764 thousand and is divided into 175 280 shares of PLN 50 each.
The total number of votes arising from all issued shares after registration of this change in share capital is 175 280 votes.
Following registration of this change in capital, the ownership structure of Kwarce S.A. is as follows:
Dolnośląska Spółka Inwestycyjna S.A. – 99.97%
B.Witka – 0.03%

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)